UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 27, 2013

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number   1-2402

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Joint Earnings Profit Sharing Trust

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Audited Financial Statements and Supplemental Schedule

Years Ended October 27, 2013 and October 28, 2012

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation Joint Earnings Profit Sharing Trust

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Joint Earnings Profit Sharing Trust (the Plan) as of October 27, 2013 and October 28, 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 27, 2013 and October 28, 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 27, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Minneapolis, Minnesota

April 25, 2014

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Statements of Net Assets Available for Benefits

	October 27,	October 28,
	2013	2012
Assets
Investments, at fair value	$392,435,590	$332,998,201
Contributions receivable from Hormel Foods Corporation	11,515,632	11,519,859
Net assets available for benefits, at fair value	403,951,222	344,518,060
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(8,894,379)	(13,498,566)
Net assets available for benefits	$395,056,843	$331,019,494

See accompanying notes.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
	October 27,	October 28,
	2013	2012
Additions:
Contributions from Hormel Foods Corporation	$11,319,605	$11,310,766
Investment income	5,079,095	4,936,479
Total additions	16,398,700	16,247,245

Deductions:
Distributions	26,458,862	18,079,728
Administrative expenses	93,160	102,237
Total deductions	26,552,022	18,181,965

Net realized and unrealized appreciation in fair value of investments	74,190,671	6,639,354
Net additions	64,037,349	4,704,634
Net assets available for benefits at beginning of year	331,019,494	326,314,860
Net assets available for benefits at end of year	$395,056,843	$331,019,494

See accompanying notes.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements

October 27, 2013

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation (the Company or the Sponsor) Joint Earnings Profit Sharing Trust (the Plan) are maintained on an accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value.

The Hormel Foods Corporation Employee Benefits Committee (the Committee) is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment advisors and record keeper that is used to determine the fair value of the Plan’s investments. The Committee is comprised of officers and a director of the Company and reports to the compensation committee of the Company. For investments categorized within Level 3 of the fair value hierarchy, the Committee utilizes the record-keeper to obtain information on the fair value of these assets. The record-keeper employs third-party pricing services and obtains selected support from their portfolio managers to determine daily valuations and investment returns. See Note 3 for further discussion of fair value measurements.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The guidance in ASU 2011-04 has been fully adopted for the plan year ended October 27, 2013. The adoption of this guidance had no material impact on the financial statements.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s year-end is the last Sunday of October.

The Plan is a defined-contribution plan covering employees of the Company and certain eligible subsidiaries. Subsequent to October 28, 2007, participant contributions are not permitted. The amount contributed by the Company each year is discretionary, as authorized by the Board of Directors. The amount available to all participants is allocated in proportion of individual recognized compensation for the plan year to the recognized compensation for the plan year for all such eligible participants. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Certain restrictions exist, as defined in the Plan document, for the investing of funds in other contribution accounts.

Each participant’s account is credited with the participant’s and the Company’s contributions and Plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee contributions are always 100% vested in the participants’ Plan accounts. Employer contributions are 100% vested in the participants’ plan accounts for those employees hired prior to October 29, 2006. Employer contributions for employees hired after October 28, 2006, vest over a graduated six-year term. Forfeitures used to reduce employer contributions for the years ended October 27, 2013 and October 28, 2012, were $195,001 and $238,329, respectively.

Cumulative forfeited non-vested accounts as of October 27, 2013 and October 28, 2012, were $281,255 and $195,290, respectively.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor. Benefits are recorded when paid.

The Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all amounts credited to participants would become fully vested, and the assets of the Plan shall be distributed to the participants based on amounts previously credited to their respective accounts.

3. Investments and Fair Value Measurement

During the years ended October 27, 2013 and October 28, 2012, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended October 27, 2013	Year Ended October 28, 2012
Net appreciation (depreciation) in fair value during the year:
Non-pooled separate account (containing the Company’s common stock)	$48,244,431	$(2,476,537)
Pooled separate accounts	10,982,550	6,904,914
Mutual funds	7,835,188	–
Collective trusts	3,200,956	–
Separate trust accounts	2,871,023	1,997,360
Self-directed brokerage accounts	1,056,523	213,617
	$74,190,671	$6,639,354

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 27, 2013	October 28, 2012
Non-pooled separate account:
State Street Corporation:
Hormel Foods Corporation Stock Fund	$138,484,144	$104,814,056

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	105,551,400	102,780,701

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Growth Option Fund	–	21,802,852
Aggressive Option Fund	–	19,679,004
Moderate Option Fund	–	18,623,566

The Plan accounts for its financial assets and liabilities in accordance with ASC 820, which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                 Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                 Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

–                Quoted prices for similar assets and liabilities in active markets

–                Quoted prices for identical or similar assets or liabilities in markets that are not active

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

–                Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–                Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                 Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

During 2013, the Plan adjusted certain investment options for participant accounts. The following is a description of the valuation methodologies used for instruments held by the Plan by Plan year measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

2013 Investments

Separate Trust Accounts – Mutual Funds

The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and, thus, these investments are classified within Level 1 of the valuation hierarchy.

•                 The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•                 The international equities investment includes a mix of predominately foreign common stocks and cash.

•                 The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Separate Trust Accounts – Collective Trust Funds

The fair value of the collective trust funds, which are deemed to be Level 2, represents the NAV of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

•                 The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

•                 The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

•                 The international equities fund includes a mix of predominately foreign common stocks and cash.

•                 The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

Non-Pooled Separate Account

The non-pooled separate account consists of common stock of the Company, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. The Company has implemented a dividend pass through election for its participants.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. Each participant in this fund is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

This fund is approximately 35% and 31% of the total investments in the Plan at October 27, 2013 and October 28, 2012, respectively.

Self-Directed Brokerage Assets

The self-directed brokerage assets consist of common stock, preferred stock, and mutual funds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.

General Investment Account

The General Investment Account is a stable value fund and is reported at fair value with a reported adjustment to contract value shown in the statements of net assets available for benefits; therefore, the General Investment Account is deemed to be a Level 3 investment. The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Guaranteed Income Account contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

The General Investment Account is principally valued using a market value formula approach. The market value of the investment is determined to be the estimated liquidation value of the contract. The liquidation value is derived considering factors such as: (i) the observable interest rate being earned by investments underlying the contract; (ii) the unobservable “assumed interest rate” obtained by the record-keeper on new investments where a proxy is the Barclays Capital U.S. Aggregate Index (excluding Treasuries) with an adjustment made to duration; and (iii) the unobservable comparison between investments supporting the contract and the current market rates where historic investments are either at a premium or discount to current market rates, i.e., the “experience rate”.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The following table presents the Plan’s Level 3 investments, the valuation techniques used to measure the fair value and the significant unobservable inputs and the ranges of values for those inputs.

	October 27, 2013
Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average

General investment account	$105,551,400	Liquidation	Assumed interest rate	1.20%
			Experience rate	3.07%

Generally, the General Investment Account crediting rates will typically show less volatility than current market rates. In a rising interest rate environment, credited rates will lag market rates because much of the contract’s assets are backed by investment made in prior years with earnings that reflect the lower rates that prevailed in those years. Over time, as new contributions are made and investments mature and are reinvested at current interest rates, rates could be expected to move toward market levels. Conversely, as market rates decrease, the General Investment Account crediting rates would also be expected to fall, but generally more slowly than market rates.

The crediting interest rate on the General Investment Account was 3.10% and 3.20% as of October 27, 2013 and October 28, 2012, respectively. The average yield was 2.72% during the 2013 Plan year and 2.83% during the 2012 Plan year, which approximates the actual interest rate credited to the Plan participants.

2012 Investments

Pooled Separate Accounts

Fair value represents the NAV of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The lifecycle funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, and mortgage-backed and other asset-backed securities, common stocks, and cash.

The pooled separate accounts are deemed to be Level 2 investments unless the separate account includes a general investment account. A general investment account is adjusted for the contract value and is therefore deemed to be a Level 3 investment. See above for a description of the General Investment Account.

The remaining categories of the investments held as of October 28, 2012 are consistent with the descriptions under “2013 Investments.”

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The investments of the Plan that are measured at fair value on a recurring basis as of October 27, 2013 and October 28, 2012, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 27, 2013
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$ 39,887,822	$ 39,887,822	$–	$–
International equities	10,884,110	10,884,110	–	–
Fixed income	6,776,030	6,776,030	–	–
Total mutual funds	57,547,962	57,547,962	–	–
Collective trusts:
LifePath funds	74,316,921	–	74,316,921	–
U.S. equities	8,217,528	–	8,217,528	–
International equities	100,794	–	100,794	–
Fixed income	38,354	–	38,354	–
Total collective trusts	82,673,597	–	82,673,597	–
Total separate trust accounts	140,221,559	57,547,962	82,673,597	–

Non-pooled separate account:
Hormel Foods Corporation Stock Fund	138,484,144	138,484,144	–	–

Self-directed brokerage accounts:
Common stock	1,304,905	1,304,905	–	–
Mutual funds	6,873,582	6,873,582	–	–
Total self-directed brokerage accounts	8,178,487	8,178,487	–	–

General Investment Account	105,551,400	–	–	105,551,400
	$392,435,590	$204,210,593	$82,673,597	$105,551,400

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at October 28, 2012
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Pooled separate accounts:
Lifecycle funds	$62,548,479	$–	$60,105,422	$2,443,057
U.S. equities	16,129,247	–	16,129,247	–
Fixed income	5,613,744	–	5,613,744	–
Total pooled separate accounts	84,291,470	–	81,848,413	2,443,057

Separate trust accounts:
U.S. equities	19,412,752	19,412,752	–	–
International equities	8,273,053	8,273,053	–	–
Fixed income	5,409,956	5,409,956	–	–
Total separate trust accounts	33,095,761	33,095,761	–	–

Non-pooled separate account:
Hormel Foods Corporation Stock Fund	104,814,056	104,814,056	–	–

Self-directed brokerage accounts:
Common stock	1,083,314	1,083,314	–	–
Mutual funds	6,932,899	6,932,899	–	–
Total self-directed brokerage accounts	8,016,213	8,016,213	–	–

General Investment Account	102,780,701	–	–	102,780,701
	$332,998,201	$145,926,030	$81,848,413	$105,223,758

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

	General Investment Account	Pooled Separate Account (Lifecycle Fund)	Total

Balance, October 30, 2011	$91,396,090	$1,792,508	$93,188,598
Purchases	27,939,879	1,026,839	28,966,718
Sales	(25,210,221)	(500,516)	(25,710,737)
Interest and dividend income*	2,744,373	–	2,744,373
Realized gains**	–	27,192	27,192
Unrealized gains relating to investments still held at the report date**	5,910,580	97,034	6,007,614
Balance, October 28, 2012	102,780,701	2,443,057	105,223,758
Purchases	41,466,906	1,364,206	42,831,112
Sales	(36,926,069)	(3,952,405)	(40,878,474)
Interest and dividend income*	2,834,049	–	2,834,049
Realized gains**	–	145,142	145,142
Unrealized losses relating to investments still held at the report date**	(4,604,187)	–	(4,604,187)
Balance, October 27, 2013	$105,551,400	$–	$105,551,400

* Included in investment income, statements of changes in net assets available for benefits

** Included in net realized and unrealized appreciation in fair value of investments, statements of changes in net assets available for benefits

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 16, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated subsequent to the IRS determination letter. The Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 27, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the Plan year ended October 31, 2010.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Parties

The Plan holds units of collective trust funds managed by State Street Global Markets, LLC. State Street Global Markets, LLC also manages the self-directed brokerage accounts and offers a money market investment for these accounts. The Plan invests in the common stock of the Company. The Plan invests in the General Investment Account of the record-keeper, the Massachusetts Mutual Life Insurance Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Hormel Foods Corporation
Joint Earnings Profit Sharing Trust

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 41-0319970 Plan Number: 030

October 27, 2013

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Non-pooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund*	2,557,469 units	$138,484,144

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	4,846,850 units	96,657,021

Separate trust accounts:
State Street Corporation*:
Dodge & Cox International Stock Fund	778,845 units	10,884,110
Wasatch Small Cap Growth Fund	515,982 units	7,185,766
BlackRock LifePath Index 2015	426,021 units	4,340,008
BlackRock LifePath Index 2020	1,380,063 units	14,177,059
BlackRock LifePath Index 2025	1,281,956 units	13,244,384
BlackRock LifePath Index 2030	976,486 units	10,149,528
BlackRock LifePath Index 2035	840,123 units	8,778,802
BlackRock LifePath Index 2040	707,791 units	7,428,364
BlackRock LifePath Index 2045	478,765 units	5,043,885
BlackRock LifePath Index 2050	297,725 units	3,150,275
BlackRock LifePath Index 2055	122,912 units	1,304,451
BlackRock LifePath Index Retirement	659,380 units	6,700,165
Loomis Sayles Value Y	1,367,941 units	15,072,060
BlackRock S&P 500 Stock Fund	671,027 units	7,327,398
Harbor Capital Appreciation	1,034,566 units	12,041,564
BlackRock Russell 2500 Index	78,594 units	890,130
Wells Fargo Advantage Intrinsic Small Cap Value	500,263 units	5,588,432
BlackRock MSCI ACWI ex-US Index	9,557 units	100,794
PIMCO Total Return Institutional	694,030 units	6,776,030
BlackRock US Debt Index	3,886 units	38,354
Total separate trust accounts		140,221,559

Self-directed brokerage assets		8,178,487
Total assets (held at end of year)		$383,541,211

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION JOINT EARNINGS PROFIT SHARING TRUST

Date: April 25, 2014	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Executive Vice President and Chief Financial Officer, Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm